COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Company Corporate Taxpayer’s ID (CNPJ) 47.508.411/0001-56	ITAÚ UNIBANCO HOLDING S.A. Publicly-Held Company Corporate Taxpayer’s ID (CNPJ) 60.872.504/0001-23

MATERIAL FACT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) and ITAÚ UNIBANCO HOLDING S.A. (“ITAÚ UNIBANCO”), hereby announce the completion, on this date, of negotiations regarding FINANCEIRA ITAÚ CBD S.A., Crédito, Financiamento e Investimento (“FIC”) under the following terms:

1. CBD and ITAÚ UNIBANCO resolved to amend the FIC joint-venture agreement, releasing ITAÚ UNIBANCO from the exclusivity obligation. In return, ITAÚ UNIBANCO paid Grupo Pão de Açúcar, on this date, the amount of R$550,000,000.00, which will immediately affect the results of both companies.

2. CBD and ITAÚ UNIBANCO also agreed to extend the exclusivity term granted by CBD to FIC to exploit the right granted by the FIC joint-venture terms for five years up to August 28, 2029, for which ITAÚ UNIBANCO paid to Grupo Pão de Açúcar the amount of R$50,000,000.00.

3. The joint-venture encompasses stores of every format and brand owned or operated by CBD, either directly or indirectly, including supermarkets, hypermarkets, convenience stores, electronics/household appliance stores, “atacarejo” (wholesale/retail stores), gas stations and drugstores, as well as e-commerce operations.

This operation strengthens the partnership between two important domestic groups, in addition to strengthening the credit market for Brazilian consumers.

São Paulo-SP, August 28, 2009.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO DANIELA SABBAG Investor Relations Officer	ITAÚ UNIBANCO HOLDING S.A ALFREDO EGYDIO SETUBAL Investor Relations Officer